Exhibit 99

                                   SCHEDULE 11

          NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS


1) Name of company
UNILEVER PLC

2) Name of director
MR NIALL WILLIAM ARTHUR FITZGERALD

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest
DIRECTOR

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)
N/A

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)
NO

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary GRANT OF SHARESAVE OPTIONS - BENEFICIAL INTEREST

7) Number of shares/amount of stock acquired
N/A

8) Percentage of issued class
N/A

9) Number of shares/amount of stock disposed
N/A

10) Percentage of issued class
N/A

11) Class of security
N/A

12) Price per share
N/A

13) Date of transaction
N/A

14) Date company informed
N/A

15) Total holding following this notification
N/A

16) Total percentage holding of issued class following this notification
N/A


IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE COMPLETE THE FOLLOWING BOXES

17) Date of grant
6 JUNE 2003

18) Period during which or date on which exercisable
1 October 2008 TO 31 March 2009

19) Total amount paid (if any) for grant of the option
N/A

20) Description of shares or debentures involved: class, number
ORDINARY 1.4p, 1,103

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise
577p

22) Total number of shares or debentures over which options held following this notification
4,646

23) Any additional information
N/A

24) Name of contact and telephone number for queries
ANDREW MCKELVIE 020 7822 6705

25) Name and signature of authorised company official responsible for making this notification
CHERYL HAMPTON-COUTTS
ASSISTANT SECRETARY


Date of Notification: 6 JUNE 2003